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                            January 23, 2023

       Anthony Vang
       Treasurer and Principal Accounting Officer
       Securetech Innovations, Inc.
       2355 Highway 36 West , Suite 400
       Roseville , MN 55113

                                                        Re: Securetech
Innovations, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 0-55927

       Dear Anthony Vang:

               We have reviewed your January 10, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 19, 2022 letter.

       Form 10-K/A for the Fiscal Year Ended December 31, 2021

       Controls and Procedures, page 4

   1.                                                   We have reviewed your
response to comment 1 and note that
                                                        the revised management
report on internal control over financial reporting included within your Form 10-K/A
indicates that your "disclosure controls and procedures were not adequate." Considering
disclosure controls and procedures differ from internal controls over financial
reporting, please amend your filing to clearly indicate that your internal controls over financial
reporting were not effective. As indicated in our prior comment, refrain from using "not
adequate" language. See Items 307 and 308 of Regulation S-K.
              You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Andrew Blume,
       Senior Staff Accountant at 202-551-3254 with any questions.
 Anthony Vang
Securetech Innovations, Inc.
January 23, 2023
Page 2


FirstName LastNameAnthony Vang              Sincerely,
Comapany NameSecuretech Innovations, Inc.
                                            Division of Corporation Finance
January 23, 2023 Page 2                     Office of Manufacturing
FirstName LastName